mwe.com

August 26, 2021

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention:	Alan Campbell Christine Westbrook Franklin Wyman Lynn Dicker

Re:	Pasithea Therapeutics Corp. Amendment No. 3 to Registration Statement on Form S-1 Filed August 6, 2021 File No. 333-255205

Dear Mr. Campbell:

On behalf of Pasithea Therapeutics Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 11, 2021, relating to the above referenced Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-255205) filed by the Company on August 6, 2021 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-255205) (“Amendment No. 4”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. We have also enclosed a courtesy copy of Amendment No. 4, marked to indicate changes from the Registration Statement filed on August 6, 2021, as Exhibit A. For your convenience, the Company is also delivering via email a copy of this letter and its enclosures.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Cover Page

1.	We note your disclosure indicating that the shares of common stock and warrants are only being offered together. To the extent you are offering the common shares and warrants together, you must register them as Units in your offering, even if the common stock and warrants are immediately separable following the offering. If you plan to offer Units, please revise the registration statement fee table and prospectus cover page to identify the Units as securities in the offering, identifying the components of the Units. For guidance, please refer to Questions 240.05 and 240.06 of our Compliance and Disclosure Interpretations, Securities Act Rules.

Response: In response to the Staff’s comments, we have revised the registration statement to identify the Units as securities in the offering and we have also revised the registration statement to identify the components of the Units.

2.	Please revise the cover page to disclose the limitations on warrant exercise which are described on pages 14 and 100 of the prospectus.

Response: In response to the Staff’s comments, we have revised the cover page to disclose the limitations on warrant exercise.

Business

License Agreements and Strategic Collaborations, page 75

3.	Your disclosure in this section does not describe the amended and restated collaboration agreements, both entered into on August 4, 2021, with Portman and Purecare that are referenced on page F-20 of the prospectus. Please revise this section, as well as the Prospectus Summary, to describe the terms of the amended and restated collaboration agreements or advise.

Response: In response to the Staff’s comments, we have revised our registration statement to clarify and describe the amended and restated collaboration agreements, both entered into on August 4, 2021, with Portman and Purecare.

Please contact me at 212 547-5885 if you have any questions or require any additional information in connection with this letter or the Company’s submission of its Registration Statement on Form S-1.

Sincerely,

/s/ Robert Cohen

cc: Tiago Reis Marques, Chief Executive Officer